Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

August 25, 2014

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments you provided to me on August 5, 2014 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 136 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust – the Muhlenkamp Fund (the “Fund”).  PEA No. 136 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on June 20, 2014, and is scheduled to become effective on September 3, 2014.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Summary Section

1.
Please review Instruction 1(c) to Item 3 of Form N-1A and consider removing the captions in the Fee Table for fees and expenses the Fund does not charge or revise the captions consistent with Form N-1A.

The Trust has revised the Fee Table to remove the captions for fees and expenses the Fund does not charge.

2.	Within the Fee Table, please review footnote 2 and clarify whether the Total Annual Fund Operating Expenses referenced therein are the operating expenses of the Fund or the Predecessor Fund.

The operating expenses referenced in footnote 2 are those of the Predecessor Fund.  The Fund will revise footnote 2 accordingly.

3.
Within the Principal Investment Strategies section, the disclosure states that the Adviser looks for companies with “above-average profitability” that sell at “below-average prices.”  Please explain how the Adviser determines what constitutes “average.”  Does the Adviser use a benchmark or another method of determining average?

The Adviser uses data reported by various independent research organizations to determine what constitutes “above-average profitability” and “below-average prices.”

4.
Within the Principal Investment Strategies section, it states that the Fund may invest in foreign securities.  Please confirm whether the Fund will invest in the securities of companies located in emerging markets and, if so, consider whether additional disclosure in the Principal Investment Strategies and Principal Risks section is appropriate.

The Trust confirms supplementally that emerging market companies are not a principal investment strategy of the Fund.

5.	Within the Principal Investment Strategies section, please consider clarifying whether the Fund invests principally in sponsored and/or unsponsored ADRs.

The Fund’s principal investment strategies do not distinguish between sponsored and unsponsored ADRs. As a result, the Trust respectfully declines to make the requested revision.

6.	Within the Principal Investment Strategies section, please state whether the Fund has a target maturity and duration when investing in fixed income or debt securities.

The Fund may invest in fixed income or debt securities of any maturity or duration.  The Trust has revised its disclosure accordingly.

7.
Within the Principal Investment Strategies section, the Fund describes its ability to invest up to 100% in cash and cash equivalents for temporary defensive purposes.  Because such strategy is not a principal investment strategy, please consider removing this disclosure and including it solely within the Fund’s Item 9 discussion.

The Trust responds by respectfully declining to make the requested revision.  It is the Trust’s position that the Fund’s ability to invest up to 100% of its assets in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments for temporary defensive purposes is a principal investment strategy in the particular conditions specified.

8.	Within the Tax Information section, please consider revising the disclosure to make it clear that a Shareholder’s distributions will be taxed when withdrawn from a tax deferred account.

The Trust responds by respectfully declining to make the requested revision.  Form N-1A does not require the Fund to provide particularized advice or disclosure to individual investors or types of investors, including tax-deferred and tax-exempt accounts, nor is it in a position to do so.  Item 7 of Form N-1A requires a fund to disclose whether the fund “intends to make distributions that may be taxed as ordinary income or capital gains.”  The Trust complies with that requirement with its current disclosure.

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We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Thomas G. Sheehan, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.